Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Pembina Pipeline Corporation ("Pembina")
4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

2.	Date of Material Change:

May 1, 2017

3.	News Release:

Pembina and Veresen Inc. ("Veresen") issued a joint press release on May 1, 2017, which was disseminated through the facilities of Marketwired and subsequently filed on SEDAR.

4.	Summary of Material Change:

Pembina and Veresen announced that they have entered into an arrangement agreement (the "Arrangement Agreement") dated May 1, 2017 pursuant to which Pembina will acquire all of the issued and outstanding common shares ("Veresen Common Shares") and preferred shares ("Veresen Preferred Shares") of Veresen pursuant to a court approved plan of arrangement under the Business Corporations Act (Alberta) (the "Transaction").

5.	Full Description of Material Change:

Pembina and Veresen announced that they entered into the Arrangement Agreement on May 1, 2017. Under the terms of the Transaction, holders of Veresen Common Shares ("Veresen Common Shareholders") will, for each Veresen Common Share held, have the option to receive:

•	0.4287 of a common share (a "Pembina Common Share") of Pembina ; or

•	$18.65 in cash,

subject to pro-ration based on aggregate maximum share consideration of 99.5 million Pembina Common Shares (the "Maximum Share Consideration") and an aggregate maximum cash payment by Pembina of approximately $1.523 billion (the "Maximum Cash Consideration"). Assuming full pro-ration, each holder of Veresen Common Shares would receive $4.8494 in cash and 0.3172 of a Pembina Common Share for each Veresen Common Share.

In addition, if the Transaction is approved by holders of Veresen Preferred Shares ("Veresen Preferred Shareholders"), each Veresen Preferred Shareholder will receive, for each Veresen Preferred Share, a preferred share of Pembina with the same terms and conditions as the Veresen Preferred Share so exchanged.

The Arrangement Agreement provides for customary non-solicitation covenants, subject to the fiduciary obligations of the board of directors of Veresen, and the right of Pembina to match any such proposal within five business days. The Arrangement Agreement provides for the payment by Veresen of a $200 million termination fee if the Arrangement Agreement is terminated in certain specified circumstances, including, among other things, in the event that: (a) the board of directors of Veresen withdraws, modifies, qualifies or changes any of its recommendations or determinations with respect to the Transaction in a manner adverse to Pembina; or (b) the board of directors of Veresen accepts, recommends, approves or enters into an agreement to implement a financially superior proposal. The Arrangement Agreement also provides for the payment by Pembina of a reverse termination fee of $100 million if the Arrangement Agreement is terminated in specified circumstances where all required regulatory approvals have not been received and Pembina has not complied in all material respects with certain of its covenants relating to seeking and obtaining such regulatory approvals. The Arrangement Agreement may be terminated by mutual written consent of Pembina and Veresen and by either party in certain circumstances as more particularly set forth in the Arrangement Agreement.  Subject to certain limitations, each party may also terminate the Arrangement Agreement if the Arrangement is not consummated by October 31, 2017, which date can be unilaterally extended by Pembina, upon the payment of an extension fee of $23.5 million, for up to an additional two months if a required regulatory approval has not been obtained.

The Transaction is subject to a number of conditions, including approval by at least 66⅔% of the Veresen Common Shareholders represented in person or by proxy at a special meeting of those holders to be called by Veresen, the approval of the Court of Queen's Bench of Alberta and holders of less than 5% of the outstanding Veresen Common Shares having exercised dissent rights with respect to the Arrangement that have not been withdrawn at the effective date, as well as certain regulatory and government approvals and other customary closing conditions. In Canada, completion of the Transaction is subject to acceptance of the TSX and approval under the Competition Act (Canada) and the Canada Transportation Act. In the United States, the Transaction will be subject to the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Veresen will also call a special meeting of the Veresen Preferred Shareholders in order to seek approval of the Transaction by at least 66⅔% of those holders, represented in person or by proxy at such meeting, voting as a single class but separate from the Veresen Common Shareholders,. Closing of the Transaction is not conditional on the approval of the holders of the Veresen Preferred Shares. If the Veresen Preferred Shareholders do not approve the Transaction, the Veresen Preferred Shares will remain outstanding following completion of the Transaction and will not be exchanged for preferred shares of Pembina.

Veresen has agreed to call the meetings of the holders of the Veresen Common Shares and Veresen Preferred Shares on or before July 11, 2017. In its meeting materials, the board of directors of Veresen will provide a written recommendation that the Veresen Common Shareholders and Veresen Preferred Shareholders vote in favour of the Transaction at their respective meetings. Provided the Transaction is approved by the requisite majority of Veresen Common Shareholders, the parties expect closing to occur as soon as possible thereafter following receipt of the final order of the Court of Queen's Bench of Alberta and subject to receipt of all required regulatory approvals.

The Transaction was unanimously approved by the board of directors of both Pembina and Veresen and is expected to close late in the third quarter or early in the fourth quarter of 2017. In making its determination, the board of directors of Pembina (the "Pembina Board") received a verbal opinion from CIBC World Markets Inc. that, as of the date thereof and subject to the assumptions, limitations and qualifications contained therein, the consideration payable pursuant to the Transaction is fair, from a financial point of view, to Pembina. Upon completion of the Transaction, current holders of Pembina Common Shares are expected to own approximately 80%, and Veresen shareholders are expected to collectively own approximately 20%, of the combined company.

Subject to the successful completion of the Transaction, Pembina's senior executive team will be responsible for leading the combined company, with Michael H. Dilger as President and Chief Executive Officer and Pembina intends to increase the monthly dividend on the Pembina Common Shares by 5.9% (from $0.17 to $0.18 per Pembina Common Share per month). Further, Pembina has agreed to use commercially reasonable efforts to appoint three of the current directors of Veresen to the Pembina Board as soon as reasonably practicable following completion of the Transaction to serve until the next annual meeting of Pembina shareholders or until their successors are duly appointed.

Provided the Transaction receives the requisite approval of the Veresen Preferred Shareholders (and such shares are not otherwise excluded from the plan of arrangement) or Pembina has otherwise acquired all of the Veresen Preferred Shares prior to the effective date, the parties intend to amalgamate and continue as one corporation under the Business Corporations Act (Alberta).

Complete details of the terms of the Transaction are set out in the Arrangement Agreement, which has been filed and is available for viewing on SEDAR under Pembina's profile at www.sedar.com.

5.2	Disclosure of Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, please contact:

Scott Burrows

Vice President, Finance and Chief Financial Officer

Phone: (403) 231-3156

9.	Date of Report:

May 3, 2017

Forward-Looking Information and Statements

This material change report contains certain statements or disclosures relating to Pembina, Veresen, the Transaction and the combined entity that will be created pursuant to the Transaction which constitute forward-looking information under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that Pembina or Veresen anticipates or expects may, or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as "may", "will", "expect", "anticipate", "intend", or other comparable terminology.

In particular, this material change report includes forward-looking information about the Transaction and its impacts, including without limitation: (a) the anticipated closing of the Transaction and the timing thereof; (b) the anticipated timing of the special meetings of Veresen Common Shareholders and Veresen Preferred Shareholders, (c) the composition of the Pembina Board upon the Transaction becoming effective, (d) future dividends, including the increase in the amount thereof, which may be declared on Pembina's Common Shares and (e) the potential amalgamation of the parties upon successful closing of the Transaction.

The forward-looking information provided in this material change report is based upon a number of material factors and assumptions including without limitation: (a) that the Transaction will be completed in the timelines and on the terms currently anticipated; (b) that all necessary TSX, court and regulatory approvals will be obtained on the timelines and in the manner currently anticipated; (c) that all necessary Veresen shareholder approvals will be obtained; (d) the ability of the parties to satisfy, in a timely manner, the other conditions to closing the Transaction; (e) that Pembina will be able to realize the expected benefits from the Transaction; and (f) general assumptions respecting the business and operations of both Pembina and Veresen, including that each business will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions.

Forward-looking information is subject to a number of risks and other factors that could cause actual results and events to vary materially from that anticipated by such forward-looking information. In particular, the completion of the Transaction is subject to a number of risks including, without limitation: (a) TSX, court and regulatory approvals may not be obtained in the timelines or on the terms currently anticipated or at all; (b) Veresen shareholder approval may not be obtained; and (c) the Transaction is subject to a number of closing conditions and no assurance can be given that all such conditions will be met or will be met in the timelines required by the Arrangement Agreement. In addition, each of Pembina and Veresen's business and operations are subject to numerous risks, including those disclosed in Pembina's annual information form for the year ended December 31, 2016. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in Pembina's annual information form for the year ended December 31, 2016, which has been filed on SEDAR at www.sedar.com for further information respecting the risks and other factors applicable to Pembina.

Readers are cautioned not to place undue reliance on forward looking information, which is given as of the date of this material change report. Pembina undertakes no obligation to update publicly or revise any forward looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.